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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

ENDO Pharmaceuticals Holdings Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class Securities)

29264F205

D. E. Shaw & Co., L.P.
Attn:  Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

Copies to:

Christopher Boies, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue
New York, NY 10022

April 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw Valence Portfolios, L.L.C. FEIN 13-4046559
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 13,169,444
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 13,169,444
11	Aggregate Amount Beneficially Owned by Each Reporting Person [1] 13,169,444
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.8%
14	Type of Reporting Person (See Instructions) OO

1 The 13,169,444 Common Shares set forth above include (a) 13,144,444 Common Shares owned by Valence, and (b) 25,000 Common Shares which Valence has the right to acquire through the exercise of listed call options.

CUSIP No.	29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.P. FEIN 13-3695715
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 13,170,244
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 13,170,244
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,170,244
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.8%
14	Type of Reporting Person (See Instructions) IN, PN

CUSIP No.	29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION David E. Shaw
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 13,170,244
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 13,170,244
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,170,244
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.8%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2007, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 12, 2007, by Amendment No. 2 to Schedule 13D filed with the SEC on November 21, 2007, by Amendment No. 3 to Schedule 13D filed with the SEC on December 21, 2007, and by Amendment No. 4 to Schedule 13D filed with the SEC on February 28, 2008 (as amended, the “Schedule 13D”).  Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 4.	Purpose of Transaction
Item 4 of the 13D is hereby supplemented as follows:
Valence, on behalf of itself and the Reporting Persons, has entered into a letter agreement with the Issuer, dated April 29, 2008 (the “Agreement”), pursuant to which the Issuer’s Board of Directors (the “Board”) will, subject to its internal approval procedures, nominate William F. Spengler to serve as a member of the Board at the Issuer’s 2008 annual meeting of stockholders (the “2008 Annual Meeting”).  Mr. Spengler is not affiliated with any of the Reporting Persons.

The Reporting Persons have agreed not to engage in any solicitation of proxies with respect to the election of members of the Board or any other matter to be voted on at the 2008 Annual Meeting and to vote all of their Common Shares in favor of the election of each of the Issuer’s nominees to the Board at the 2008 Annual Meeting.  In the Agreement the Reporting Persons also have agreed not to solicit proxies from the Issuer’s stockholders in connection with any matter until and, subject to certain matters set forth in the Agreement, through the Issuer’s 2009 annual meeting of stockholders.

The foregoing summary of the Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Agreement, which is attached as Exhibit 3 to this Schedule 13D.  The press release announcing the Issuer’s entry into the Agreement with Valence is attached as Exhibit 4 to this Schedule 13D.

As of the date of this Schedule 13D, the Reporting Persons have no intention, individually or collectively, of taking any actions that are designed to direct or cause the direction of the management and policies of the Issuer or otherwise exercise a controlling influence over the Issuer.

Item 5.	Interest in Securities of the Issuer
Item 5 of the 13D is hereby supplemented as follows:

(a), (b) Based upon the Issuer’s Form 10-K, filed with the Securities and Exchange Commission on February 26, 2008, there were 134,144,993 Common Shares issued and outstanding as of February 15, 2008.  The 13,169,444 Common Shares beneficially owned by Valence (the “Valence Shares”) represent approximately 9.8% of the Common Shares issued and outstanding.[2]  The 13,170,244 Common Shares beneficially owned by DESCO LP (the “Subject Shares”) represent approximately 9.8% of the Common Shares issued and outstanding.  The Subject Shares are comprised of (i) the Valence Shares and (ii) 800 Common Shares under the management of DESIM LLC (the “DESIM Shares”).

Valence has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Valence Shares.  DESIM LLC has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the DESIM Shares.  Valence disclaims beneficial ownership of the Common Shares beneficially owned by DESIM LLC; and DESIM LLC disclaims beneficial ownership of the Common Shares beneficially owned by Valence.

DESCO LP, as managing member and investment adviser of Valence and managing member of DESIM LLC, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares, and the shared power to vote or direct the vote of (and the power to dispose or direct the disposition of) the DESIM Shares.  As general partner of DESCO LP, DESCO Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares and the shared power to vote or direct the vote of (and the power to dispose or direct the disposition of) the DESIM Shares.  Neither DESCO LP nor DESCO Inc. owns any Common Shares directly, and each such entity disclaims beneficial ownership of the Subject Shares.

David E. Shaw does not own any shares directly.  By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the managing member and investment adviser of Valence and the managing member of DESIM LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares and the shared power to vote or direct the vote of (and the power to dispose or direct the disposition of) the DESIM Shares.  David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 owns any Common Shares other than those set forth in this Item 5.

(c) The trading dates, number of Common Shares purchased or sold, and the price per share for all transactions by the Reporting Persons in the Common Shares from March 1, 2008 through April 30, 2008, which were all brokered transactions, are set forth below:

2  The 13,169,444 Common Shares set forth above include (a) 13,144,444 Common Shares owned by Valence, and (b) 25,000 Common Shares which Valence has the right to acquire through the exercise of listed call options.

Name	Date	Price per Share	Number of Shares Purchased/(Sold)
DESIM LLC	3/3/2008	27.43	(200)
DESIM LLC	3/3/2008	27.46	(200)
DESIM LLC	3/11/2008	23.89	(82)
DESIM LLC	3/11/2008	23.92	(300)
DESIM LLC	3/11/2008	24.25	(800)
DESIM LLC	3/11/2008	24.29	(200)
DESIM LLC	3/11/2008	24.31	(918)
DESIM LLC	3/11/2008	24.39	(200)
Valence	3/5/2008	26.31	(400)
Valence	3/5/2008	26.32	(400)
Valence	3/5/2008	26.33	(600)
Valence	3/5/2008	26.35	(400)
Valence	3/5/2008	26.38	(500)
Valence	3/5/2008	26.47	(200)
Valence	3/5/2008	26.51	(800)
Valence	3/5/2008	26.52	(400)
Valence	3/5/2008	26.56	(297)
Valence	3/5/2008	26.57	(400)
Valence	3/5/2008	26.59	(900)
Valence	3/5/2008	26.60	(600)
Valence	3/5/2008	26.62	(300)
Valence	3/5/2008	26.66	(200)
Valence	3/5/2008	26.70	(600)
Valence	3/5/2008	26.74	(500)
Valence	3/5/2008	26.79	(700)
Valence	3/5/2008	26.80	(200)
Valence	3/6/2008	25.86	(300)
Valence	3/6/2008	25.88	(700)
Valence	3/6/2008	25.91	(400)
Valence	3/6/2008	25.94	(200)
Valence	3/6/2008	25.95	(400)
Valence	3/6/2008	25.96	(200)
Valence	3/7/2008	25.21	(400)
Valence	3/10/2008	24.17	(300)
Valence	3/11/2008	24.04	(200)
Valence	3/11/2008	24.05	(300)
Valence	3/11/2008	24.08	(500)
Valence	3/11/2008	24.22	(200)
Valence	3/11/2008	24.24	(400)
Valence	3/11/2008	24.26	(400)
Valence	3/12/2008	24.74	(100)
Valence	3/12/2008	24.78	(100)
Valence	3/12/2008	24.87	(100)
Valence	3/12/2008	24.95	(200)
Valence	3/12/2008	24.96	(200)
Valence	3/12/2008	24.98	(300)
Valence	3/12/2008	25.00	(200)
Valence	3/12/2008	25.10	(200)
Valence	3/12/2008	25.12	(100)
Valence	3/12/2008	25.17	(100)
Valence	3/12/2008	25.18	(100)
Valence	3/12/2008	25.20	(400)
Valence	3/12/2008	25.21	(200)
Valence	3/12/2008	25.28	(100)
Valence	3/12/2008	25.30	(100)
Valence	3/13/2008	23.60	(100)
Valence	3/13/2008	23.61	(100)
Valence	3/13/2008	23.64	(100)
Valence	3/13/2008	23.67	(500)
Valence	3/13/2008	23.69	(200)
Valence	3/13/2008	23.70	(100)
Valence	3/13/2008	23.71	(100)
Valence	3/13/2008	23.72	(100)
Valence	3/13/2008	23.73	(100)

The trading dates, transactions, exercises and assignments, and the price per share implied by the transactions, for all transactions by the Reporting Persons in options of the Issuer from March 1, 2008 through April 30, 2008, which were all brokered transactions, are set forth below:

Name	Date	Security Description	Action	Number of Shares	Price Per Contract
Valence	4/18/2008	$35 April 2008 Call	Expiry	3000	0
Valence	4/18/2008	$30 April 2008 Call	Expiry	2000	0

(d) Other than with respect to Common Shares which Valence has the right to acquire through call options, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares set forth above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On April 29, 2008, Valence entered into the Agreement with the Issuer.  The Reporting Persons have attached (i) the Agreement as Exhibit 3 to this Schedule 13D and (ii) the press release relating to the Agreement as Exhibit 4 to this Schedule 13D.

Valence maintains an open short position of 2,900 Common Shares.

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer as of April 30, 2008.

Item 7.	Material to be Filed as Exhibits
Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.
Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated October 24, 2007.
Exhibit 3	Letter Agreement, dated April 29, 2008.
Exhibit 4	Press Release, dated April 30, 2008.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  May 1, 2008

D. E. SHAW VALENCE PORTFOLIOS, L.L.C.
By:	D. E. SHAW & CO., L.P., as Managing Member

	By:	/s/Rochelle Elias
Name: Rochelle Elias
Title: Chief Compliance Officer

D. E. SHAW SYNOPTIC PORTFOLIOS 2, L.L.C.
By:	D. E. SHAW & CO., L.L.C., as Managing Member

	By:	/s/Rochelle Elias
Name: Rochelle Elias
Title: Chief Compliance Officer

D. E. SHAW & CO., L.P.

By:	/s/Rochelle Elias
Name: Rochelle Elias
Title: Chief Compliance Officer

DAVID E. SHAW

By:	/s/Rochelle Elias
Name: Rochelle Elias
Title: Attorney-in-Fact for David E. Shaw